Exhibit 99.174

For Immediate Release	July 28th, 2021

The Valens Company Enters Agreement with Harvest One to Manufacture and Distribute Leading Cannabis-Infused Topical Brand LivRelief ™

Valens signs number one cannabis-infused topical brand in Canada with over 20% market share1

LivRelief cannabis-infused topical creams are currently available in three formats: CBD, 1:1 THC:CBD, and the newly launched extra strength CBD

Kelowna, B.C., July 28th, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, announced today that it has signed a two-year agreement with Harvest One Cannabis Inc. ("Harvest One") to become the white label manufacturer and provincial sales partner of cannabis-infused topicals for their leading brand LivRelief ™. Harvest One, a global cannabis infusions CPG leader that distributes premium health, wellness and selfcare products, successfully launched their cannabis-infused portfolio of LivRelief products in 2020. Since then, it has grown the product line to become the number one selling cannabis-infused topical brand in Ontario - Canada’s largest market2.

LivRelief is a growing line of cannabis-infused topical creams created using natural ingredients which utilize a proprietary transdermal delivery system, allowing cannabinoids to reach targeted areas and designed for deep penetration. The cannabis-infused topical creams are now available in three formats, including the CBD-only formulation containing 250mg of CBD, 1:1 formulation with 125mg of THC and 125 mg of CBD, and the newly launched extra strength CBD formulation containing 750mg of CBD, all of which will be manufactured and distributed across Canada by Valens. Currently, the LivRelief line of cannabis-infused topical creams is available nationally through the Medical Cannabis by Shoppers™ marketplace, and in various provincial and private retailers in Alberta, British Columbia, Manitoba, New Brunswick, Ontario, and Saskatchewan. Together, Harvest One and The Valens Company will seek to expand distribution and increase consumer awareness and brand loyalty across Canada. First shipments of products out of the Valens facilities are forecasted at the beginning of fiscal Q4 2021.

“The LivRelief cannabis-infused topical brand has established itself as a premium and reliable provider of cannabis-infused topicals with a leading-edge proprietary transdermal delivery system that took years of research, innovation, and dedication to develop,” said Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company. “We are proud to manufacture these top-selling creams in partnership with Harvest One and provide both new and experienced consumers the comfort to engage with cannabis-infused topicals. Valens already manufactures the number one selling bath product in Ontario3 and now adds the number one selling cannabis-infused topical brand to its portfolio, making it a clear leader in both the topicals and health and wellness verticals in Canada.”

"We are very pleased to partner with The Valens Company after a rigorous and strategic selection process of possible manufacturers and distributors in Canada," said Gord Davey, President and Chief Executive Officer of Harvest One. "Our partnership with The Valens Company will accelerate national and global growth opportunities. Our innovative infused topical with its effective and differentiated delivery system has resonated very well with consumers and established itself as a leader in the Infused Topicals category. We are looking forward to partnering with The Valens Company, a leading expert in the cannabis space with a superior customer service approach, to advance the manufacturing of this product and its future extensions. We will utilize our experience in marketing and distribution to assist in the promotion of the brand and to increase the awareness of cannabis infused topicals across Canada.”

At Valens, it's Personal.

1 Year-to-date sales in Alberta, British, Columbia, Ontario based on Hifyre data for June 2021

2 Year-to-date sales in Ontario based on Hifyre data for January to June 2021

3 June 2021 sales for nūance Soothing Eucalyptus CBD Bath Bomb in Ontario Cannabis Store (OCS) according to OCS sales data

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services, in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

About Harvest One

Harvest One is a global cannabis infused CPG leader that develops and distributes premium health, wellness and selfcare products with a market focus on sleep and pain. Harvest One is a uniquely positioned company in the cannabis space with a focus on cannabis infused and non-infused consumer packaged goods. Harvest One owns and operates two subsidiaries; Dream Water and LivRelief. For more information, please visit www.harvestone.com.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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